UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on August 2, 2011, regarding tender offer results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: August 2, 2011	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Systems Reports Results of Tender Offering
to Repurchase Outstanding Convertible Debentures

Tel Aviv, Israel – August 2, 2011 - Top Image Systems™, Ltd. (TIS™) (Nasdaq: TISA; TASE: TISA), the leading ECM (Enterprise Content Management) solutions provider, today announced the results of a tender offering, published on July 18, 2011 to repurchase all outstanding Series A convertible debentures that the Company had issued.

The results of the tender offering are as follows:

1.	In the framework of the tender the Company offered to repurchase 19,012,813 debentures.

2.
According to the proclamation by TASE member Meitav Trade Stocks Ltd., until August 1st at 4:30 pm, the time when the debenture tender was designated to end, 2,044,529 debenture repurchase offers were received.

3.	In accordance with the above proclamation, the Company will purchase 2,044,529 debentures, which is equivalent to 100% of all the tender responses proposed by every respondent to the tender.

By repurchasing the outstanding convertible debentures, Top Image Systems continues to follow through on its strategy of reducing its debt, reinforcing the healthy financial condition of the Company.

About Top Image Systems (TIS)

Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators and strategic partners. Visit the company's website www.topimagesystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements.  Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements.  These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission.  We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

* * *

Company Contact:

Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 37679114